EXHIBIT 2.2

BILL OF SALE AND ASSIGNMENT

BILL OF SALE AND ASSIGNMENT made as of June 30, 2006, by and between Petals Decorative Accents, LLC, a Delaware limited liability company (“Petals”) in favor of ImmunoTechnology Corporation, a Delaware corporation (“Immuno”). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Contribution Agreement (as defined below).

RECITALS

WHEREAS, pursuant to that certain Contribution Agreement dated as of the date hereof (the “Contribution Agreement”) by and between Petals and Immuno, Immuno has agreed to purchase the Acquired Assets in exchange for the consideration specified therein and the assumption by the buyer of the Assumed Liabilities;

NOW, THEREFORE, in consideration of the foregoing and of other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.    Pursuant to Section 2.1 and Section 2.2 of the Contribution Agreement and subject to the terms and conditions provided therein, Petals, by this Bill of Sale and Assignment, does hereby grant, bargain, sell, convey, transfer, set over and assign unto Immuno, its successors and assigns, all right, title and interest in and to all of the Acquired Assets.

2.    Petals hereby authorizes Immuno to take any appropriate action in connection with any of these rights, claims, causes of action, and property, in the name of Petals or in its own or any other name, but at its own expense.

3.    Petals hereby covenants that, at any time or from time to time after the date hereof, at Immuno’s reasonable request and without further consideration, Petals shall execute and deliver to Immuno such other instruments of sale, transfer, conveyance, assignment and confirmation, provide such materials and information and take such other actions as Immuno may reasonably deem necessary to transfer, convey and assign to Immuno, and to confirm Immuno’s title to the Acquired Assets referred to in Section 1 hereof and to put Immuno in actual possession and operating control of such assets and to assist Immuno in exercising all rights with respect thereto.

4.    Petals hereby represents and warrants that this Bill of Sale and Assignment is sufficient to transfer and convey title to the Acquired Assets to Immuno under applicable law.

5.    Nothing in this Bill of Sale and Assignment, express or implied, is intended or shall be construed to confer upon, or to give to, any person, firm, limited liability company or corporation other than Immuno and its successors and assigns, any remedy or claim under or by reason of this Bill of Sale and Assignment. All terms, covenants, promises and agreements contained in this Bill of Sale and Assignment shall be for the sole and exclusive benefit of Immuno and its successors and assigns.

6.    This Bill of Sale and Assignment shall be binding upon Petals, Immuno and their respective successors and assigns, for the uses and purposes set forth and referred to above, effectively immediately upon its delivery to Immuno.

7.    This Bill and Sale of Assignment shall be governed by and construed and enforced exclusively in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicting laws thereof.

8.    This Bill and Sale of Assignment may be executed in counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same agreement.

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IN WITNESS WHEREOF, the parties hereto have made and executed this Bill of Sale and Assignment as of the day and year first above written.

PETALS DECORATIVE ACCENTS, LLC

By:  /s/ Stephen M. Hicks

Stephen M. Hicks
President

IMMUNOTECHNOLOGY CORPORATION

By:  /s/ Mark A. Scharmann

Mark A. Scharmann
President

Signature Page to Bill of Sale and Assignment